Exhibit 99.1


GLOBETECH VENTURES CORP.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian dollars)

For the three months ended December 31, 2009

GLOBETECH VENTURES CORP.
(the "Company")

Consolidated Financial Statements

          NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In  accordance  with  National   Instrument  51-102  released  by  the  Canadian
Securities Administrators, the Company discloses that its auditors have not reviewed the accompanying unaudited financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the management of the Company.


"Casey Forward"                                          "Ping Shen"
Chief Executive Officer                                  Chief Financial Officer

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

                                                                       December 31,           September 30,
                                                                           2009                   2009
                                                                       ------------           ------------
ASSETS

Current
  Cash                                                                 $         10           $        546
  GST refundable                                                                276                    179
                                                                       ------------           ------------
      Total current assets                                                      286                    725
                                                                       ------------           ------------

Mineral properties (Note 2)                                                  99,007                 10,000
                                                                       ------------           ------------

      Total assets                                                     $     99,293           $     10,725
                                                                       ============           ============
LIABILITIES & SHAREHOLDERS' EQUITY (DEFICIENCY)

Current
  Accounts payable and accrued liabilities                             $    115,274           $     96,734
  Due to related parties (Note 3)                                           133,748                111,748
                                                                       ------------           ------------
      Total current liabilities                                             249,022                208,482
                                                                       ------------           ------------
Shareholders' Equity (Deficiency)
  Capital stock
    Authorized
      Unlimited common shares with no par value
    Issued and outstanding                                               36,483,538             36,396,531
    Contributed surplus                                                   2,925,087              2,925,087
    Deficit                                                             (39,558,354)           (39,519,375)
                                                                       ------------           ------------

      Total shareholders' equity (deficiency)                              (149,729)              (197,757)
                                                                       ------------           ------------

      Total liabilities and shareholders' equity (deficiency)          $     99,293           $     10,725
                                                                       ============           ============


                The accompanying notes form an integral part of
                    these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)

                                                    For the                For the
                                                  three months           three months
                                                     ended                  ended
                                                   December 31,           December 31,
                                                      2009                   2008
                                                  ------------           ------------
EXPENSES
  Accounting and legal (Note 7)                   $     21,560           $      3,600
  Amortization                                              --                    266
  Interest and bank charges                                607                    130
  Management fees (Note 7)                               9,000                 18,000
  Office and miscellaneous                               6,000                 11,159
  Regulatory and transfer agent fees                     1,812                  1,352
  Eebsite maintenance fees                                  --                 18,000
                                                  ------------           ------------
                                                        38,979                 52,507
                                                  ------------           ------------
Net loss before other item                             (38,979)               (52,507)
                                                  ------------           ------------
OTHER ITEM
  Interest income                                           --                     --
                                                  ------------           ------------

Net loss for the period                                (38,979)               (52,507)
                                                  ============           ============

Basic and diluted loss per share                  $      (0.02)          $      (0.02)

Weighted average number of common shares
 outstanding                                        34,155,901             32,030,363
                                                  ------------           ------------


                The accompanying notes form an integral part of
                    these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(Expressed in Canadian dollars)

                                                                      Contributed        Deficit
                                                                      Surplus and      Accumulated
                                                    Common Shares    Equity Portion     During the
                                       Number of     Issued and      of Convertible    Exploration
                                        Shares       Fully Paid        Debentures         Stage              Total
                                        ------       ----------        ----------         -----              -----
Balance September 30, 2006            15,640,751     $33,824,961       $3,008,754      $(37,400,450)      $(566,735)
Issuance of shares for cash
 Exercise of options                     900,000         603,876         (306,876)               --         297,000
Acquisition of Gladys Lake option         50,000          16,500               --                --          16,500
Issued on conversion of debt           3,731,128         780,330               --                --         780,330
Loss for the year                             --              --               --          (600,851)       (600,851)
                                      ----------     -----------       ----------      ------------       ---------
Balance September 30, 2007
                                      20,321,879      35,225,667        2,701,878       (38,001,301)        (73,756)
                                      ----------     -----------       ----------      ------------       ---------
Issuance of shares for cash
 Private placements                    3,000,000         150,000               --                --         150,000
Acquisition of Gladys Lake option        100,000          15,000               --                --          15,000
Issued on conversion of debt           2,608,484         330,936               --                --         330,936
Acquisition of technology              6,000,000         600,000               --                --         600,000
Contributed surplus                           --              --          223,209                --         223,209
Loss for the year                             --              --               --          (518,856)       (518,856)
                                      ----------     -----------       ----------      ------------       ---------
Balance September 30, 2008            32,030,363      36,321,603        2,925,087       (38,520,157)        726,533
                                      ----------     -----------       ----------      ------------       ---------
Issued for services                      850,000         138,175               --                --         138,175
Treasury shares to be cancelled         (375,000)        (60,937)              --                --         (60,937)
Shares cancelled                         (11,000)         (2,310)              --                --          (2,310)
Loss for the year                             --              --               --          (999,218)       (999,218)
                                      ----------     -----------       ----------      ------------       ---------
Balance September 30, 2009
                                      32,494,363      36,396,531        2,925,087       (39,519,375)       (197,757)
                                      ----------     -----------       ----------      ------------       ---------
Acquisition of Goldbuck option         2,100,000          87,007               --                --          87,007
Loss for the period                           --              --               --           (38,979)        (38,979)
                                      ----------     -----------       ----------      ------------       ---------

Balance December 31, 2009             34,594,363     $36,483,538       $2,925,087      $(39,558,354)      $(149,729)
                                      ==========     ===========       ==========      ============       =========


                The accompanying notes form an integral part of
                    these consolidated financial statements

GLOBETECH VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(in Canadian dollars)

                                                      For the            For the
                                                    three months       three months
                                                       ended              ended
                                                     December 31,       December 31,
                                                        2009               2008
                                                      --------           --------
Operating Activities
  Net loss for the period                             $(38,979)          $(52,507)
  Items not involving cash
    Amortization                                            --                266
  Change in non-cash working capital
    GST refundable and other receivables                   (97)              (957)
    Accounts payable and accrued liabilities            18,540             41,650
                                                      --------           --------
Net cash used in operating activities                  (20,536)           (11,548)
                                                      --------           --------

Financing Activities
  Advances from related parties                         22,000                 --
                                                      --------           --------
Net cash provided from financing activities             22,000                 --
                                                      --------           --------

Investing Activities
  Acquisition of mineral properties                     (2,000)                --
                                                      --------           --------
Net cash used in investing activities                   (2,000)                --
                                                      --------           --------

Change in cash                                            (536)           (11,548)

Cash at beginning of period                                546             15,259
                                                      --------           --------

Cash at end of period                                 $     10           $  3,711
                                                      ========           ========


                The accompanying notes form an integral part of
                    these consolidated financial statements

GLOBETECH VENTURES Corp.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009


1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

     Globetech Ventures Corp. ("the Company") was incorporated under the laws of British Columbia, Canada. The Company is involved in the exploration and development of mineral properties in Canada. The Company is considered to be in the exploration sate and is in the process of exploring and developing its mineral properties and has not yet determined whether the properties contain or reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the developement of those reserves and upon future profitable production. These interim financial statements should be read in conjunction with the audited September 30, 2009 annual financial statements. These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2009 annual financial statements. These interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

                                             December 31,          September 30,
                                                2009                  2009
                                             -----------           -----------
     Working capital (deficiency)               (248,736)             (207,757)
     Deficit                                 (39,558,354)          (39,519,375)

     FUTURE CHANGES IN ACCOUNTING POLICIES

     BUSINESS COMBINATIONS, NON-CONTROLLING INTEREST AND CONSOLIDATED FINANCIAL STATEMENTS

     In January 2009, the CICA issued Handbook Sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements" and 1602 "Non-controlling Interests" which replace CICA Handbook Sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements".
     Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after October 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

     INTERNATIONAL  FINANCIAL  REPORTING  STANDARDS

     In addition to the above new accounting standards, the Accounting Standards Board ("AcSB"), in 2006, published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

GLOBETECH VENTURES Corp.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009


2. MINERAL PROPERTIES AND DEFERRED MINERAL PROPERTY EXPENDITURES

     FOR THE THREE MONTHS ENDED DECEMBER 31, 2009              Gold Buck         Gladys Lake            Total
     --------------------------------------------              ---------         -----------            -----
     BALANCE, BEGINNING OF YEAR                                $  10,000          $      --           $  10,000

     ACQUISITION COSTS
       Cash                                                        2,000                 --               2,000
       Shares                                                     87,007                 --              87,007
                                                               ---------          ---------           ---------
                                                                  89,007                 --              89,007
                                                               ---------          ---------           ---------
     DEFERRED EXPLORATION EXPENDITURES
       Mapping                                                        --                 --                  --
       Consulting                                                     --                 --                  --
       Technical report                                               --                 --                  --
                                                               ---------          ---------           ---------
     TOTAL                                                        99,007                 --              99,007
     WRITE-OFFS                                                       --                 --                  --
                                                               ---------          ---------           ---------
       BALANCE, END OF PERIOD                                  $  99,007          $      --           $  99,007
                                                               =========          =========           =========

     FOR THE YEAR ENDED SEPTEMBER 30, 2009                     Gold Buck         Gladys Lake            Total
     -------------------------------------                     ---------         -----------            -----
     ACQUISITION COSTS, BEGINNING OF YEAR                      $      --          $  85,504           $  85,504
       Cash                                                       10,000                 --              10,000
                                                               ---------          ---------           ---------
     ACQUISITION COSTS, END OF YEAR                               10,000                 --              10,000
                                                               ---------          ---------           ---------

     DEFERRED EXPLORATION EXPENDITURES, BEGINNING OF YEAR             --             23,727                  --
                                                               ---------          ---------           ---------
     DEFERRED EXPLORATION EXPENDITURES, END OF YEAR                   --             23,727                  --
                                                               ---------          ---------           ---------
     TOTAL                                                        10,000            109,231             119,231
     WRITEN-OFF                                                       --           (109,231)           (109,231)
                                                               ---------          ---------           ---------
     BALANCE, END OF YEAR                                      $  10,000          $      --           $  10,000
                                                               =========          =========           =========

GLOBETECH VENTURES Corp.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009


2. MINERAL PROPERTIES AND DEFERRED MINERAL PROPERTY EXPENDITURES (continued)

     GOLD BUCK CLAIMS

     On September 30, 2009, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gold Buck claim located east of Williams Lake, British Columbia.

     In order to earn a 100% interest, the Company is required to pay a total of $350,000, in ascending payments over a period of three years.

     Cash terms are:

     (i)    down payment of $10,000; (paid)
     (ii)   payment of $20,000 on or before January 31, 2010;
     (iii)  payment of $50,000 on or before June 12, 2010;
     (iv)   payment of $10,000 on or before September 30, 2010;
     (v)    payment of $100,000 on or before June 12, 2011;
     (vi)   payment of $10,000 on or before September 30, 2011;
     (vii)  payment of $100,000 on or before June 12, 2012;
     (viii) payment of $50,000 on or before September 30, 2012

      GLADYS LAKE

     On March 21, 2005, Globetech entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property located in new Atlin in the province of British Columbia.

     In order to earn a 100% interest, the Company was required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 250,000 shares from treasury. After a four-year period, the Company agreed to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company would issue to the vendor a further 400,000 shares of Globetech. The vendor would retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production. An initial down payment of $10,000 was made.

     During September 30, 2009 year-end the Company decided not to proceed with the acquisition of the property and has written off accumulated costs of $109,231.

GLOBETECH VENTURES Corp.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009


3. RELATED PARTIES

     The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

                                                    For the          For the
                                                  three months     three months
                                                     ended            ended
                                                   December 31,     December 31,
                                                      2009             2008
                                                     -------          -------
     Management fees to officers of the Company      $ 9,000          $18,000
     Accrued accounting fees to an officer             6,000            3,600
                                                     -------          -------
                                                     $15,000          $21,600
                                                     =======          =======

4. SHARE CAPITAL

     A) COMMON SHARES

     The authorized share capital of the Company is unlimited without par value. All shares both issued and unissued, are common shares of the same class and rank equally as to dividends, voting powers and participation in assets upon liquidation. At any general meeting, subject to the restrictions on joint registered owners of our common shares, on a show of hands every shareholder who is present in person and entitled to vote has one vote and on a poll every shareholder has one vote for each share of which he or she is the rigistered owner and may exercise such vote either in person or by proxy. Our directors may, from time to time, declare and authorize payment of dividends. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights. There are no provisions for surrender, sinking or purchase funds.

     B) SHARE ISSUANCE

     FOR THE THREE MONTHS ENDED DECEMBER 31, 2009

      The Company issued 2,100,000 share at a fair value of US$0.04 pursuant to the acquisition of the Goldbuck option (note 2).

     During the year ended September 30, 2009:

     The Company issued 850,000 share at an average price of US$0.13 for services of which 375,000 are being returned to treasury for cancellation. In addition 11,000 shares valued at $2,310 issued in 2006 for services were returned for cancellation.

     During the year ended September 30, 2008:

     The Company completed a private placement of 3,000,000 units at $0.05 per unit. Each unit consists of one common share and one non-transferable share purchase warrant enabling the holder to purchase one common share for $0.10 exercisable until June 10, 2009.

     The Company entered into debt settlement agreements to retire debt of $330,938 by issuing 2,608,484 shares at an average price of $0.13. Included in this amount is the issuance of 241,667 shares for interest on loans of $36,250 and the issuance of 1,155,000 for amounts owing to related parties of $115,500 (Note 7).

GLOBETECH VENTURES Corp.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009


4. SHARE CAPITAL (continued) C) STOCK OPTIONS

     The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 6,498,872 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted. The Company is authorized to grant options to directors, employees and consultants. Stock option transactions and the number of stock options outstanding are summarized as follows:

                                                                                        Weighted
                                                                      Number of          Average
                                                                       Options        Exercise Price
                                                                       -------        --------------
     Outstanding and exercisable at September 30, 2006                2,100,000           $ 0.78
        Option exercised                                               (900,000)          $ 0.30

     Outstanding and exercisable at September 30, 2007                1,200,000           $ 0.78
        Options granted                                               1,800,000           $ 0.16
        Options cancelled / expired                                  (1,200,000)          $ 0.78
        Options exercised                                                    --           $   --
                                                                     ----------           ------
     Outstanding and exercisable at September 30, 2008, 2009
      and December 31, 2009                                           1,800,000           $ 0.16
                                                                     ==========           ======

     The Company has 1,800,000 stock options of which 1,600,000, exercisable at a price of $0.15, were granted on December 20, 2007 that expire on December 20, 2010 and 200,000, exercisable at a price of $0.20, were granted on July 31, 2008, expiring on July 31, 2010.

     During 2009 stock-based compensation has been recorded in the amount of $nil (2008 - $223,209) and included in contributed surplus. The amount is management's estimate of the fair value of nil (2008 - 1,800,000) stock options granted and vested during the year, and has been expensed in the statement of operations.

     The aggregate intrinsic value is calculated as the difference between the exerise price of the underlying stock option awards and the closing market price of our common stock as quoted on the OTC Bulletin Board as of September 30, 2009. We received cash payments for the exercise of stock options in the amount of $Nil for the years ended September 30, 2008 and 2009.

     The above fair value amounts were calculated using the Black Scholes option pricing model using the following weighted average assumptions:

                                                   2009                2008
                                                   ----                ----
     Risk free interest rate                        --                     3.8%
     Expected life                                  --              2.86 years
     Expected annual volatility                     --                  145.35%
     Expected dividend                              --                      --

GLOBETECH VENTURES Corp.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009


4. SHARE CAPITAL (continued)

     C) STOCK OPTIONS (continued)

     Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

     The following table summarizes information about stock options outstanding at December 31, 2009:

                                               Options Exercisable                          Options Exercisable
                                   -----------------------------------------------    --------------------------------
                                                      Weighted
                                       Number          Average                            Number
                                   Outstanding at     Remaining       Weighted        Exercisable at       Weighted
                                    December 31,     Contractual       Average         December 31,        Average
       Range of exercise prices         2009         Life (Years)   Exercise Price         2009         Exercise Price
       ------------------------         ----         ------------   --------------         ----         --------------
       $0.15 - $0.20                 1,800,000          0.90           $ 0.16           1,800,000           $ 0.16

5. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                    For the          For the
                                                  three months     three months
                                                     ended            ended
                                                   December 31,     December 31,
                                                      2009             2008
                                                   --------          --------
     Cash paid during the year for interest        $     --          $     --
                                                   --------          --------
     Cash paid during the year for income taxes    $     --          $     --
                                                   --------          --------
     Share issued for:
       Mineral property                              87,007                --
       Debt                                              --                --

     Mineral property in due to related parties       2,000                --

GLOBETECH VENTURES Corp.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2009


6. CAPITAL DISCLOSURE

     The Company considers its capital to consist of its debt and equity. Its objectives when managing capital are to safeguard the entity's ability to continue as a going concern and to identify, acquire and explore mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. There were no changes in the Company's approach to capital management during fiscal 2009. Neither the Company nor its subsidiary are subject to externally imposed capital requirements.

7. FINANCIAL INSTRUMENTS AND RISK

     The Company's financial instruments consist of cash, accounts payable and accrued liabilities and due to related parties. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

     The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

     (i) Interest rate risk

     The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

     (ii) Credit risk

     Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and goods and services tax recoverable is due from government agencies.

     (iii) Currency risk

     As of December 31, 2009, the Company does not have assets or liabilities in foreign currency and therefore is not exposed to foreign currency risk.

     (iv) Liquidity risk

     The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company had a cash balance of $10 to settle current liabilities of $253,522. There is a risk that the Company may not be able to fulfill its obligation when a liability have contractual maturities of 30 days or due on demand and are subject to normal trade terms.

     v) Other price and market risk

     The Company's financial instruments are all short term and exposed to other price and market risks should the fair value of future cash flows from financial instruments fluctuate.

     Management does not feel that the Company is exposed to significant risk as its financial instruments are not expected to significantly fluctuate over the short term.

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